                        SECURITIES AND EXCHANGE COMMISSION

                               WASHINGTON, D.C. 20549

                                     FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                         PURSUANT TO RULE 13a-16 OR 15d-16

                      OF THE SECURITIES EXCHANGE ACT OF 1934

                                  July 9, 2003

                                ASTRIS ENERGI INC.

             (Exact name of Registrant as specified in its charter)

            2175-6 DUNWIN DRIVE, MISSISSAUGA, ONTARIO, CANADA L5L 1X2

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F  X       Form 40-F

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     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes             No  X

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     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________